UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Argo Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

040125106

(CUSIP Number)

Terry E. Girling
DISA Liquidating Co.
Deltec House, Lyford Cay
P.O. Box N-3229
Nassau, Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

SCHEDULE 13D

_________________________________             __________________________________

CUSIP No.:  1144410                             Page    2    of    13   Pages
_________________________________             __________________________________

________________________________________________________________________________
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        DISA Liquidating Co.
________________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
       (See Instructions)                                                (b) [ ]
________________________________________________________________________________
  3    SEC USE ONLY

________________________________________________________________________________
  4    SOURCE OF FUNDS (See Instructions)

        AF
________________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

________________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
________________________________________________________________________________
                 7    SOLE VOTING POWER
                         501,224
               _________________________________________________________________
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY              -0-
OWNED BY       _________________________________________________________________
EACH             9    SOLE DISPOSITIVE POWER
REPORTING                 501,224
PERSON         _________________________________________________________________
WITH             10   SHARED DISPOSITIVE POWER

                          -0-
________________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        501,224
________________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)                                             [ ]
________________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.9%
________________________________________________________________________________
  14   TYPE OF REPORTING PERSON (See Instructions)

        CO
________________________________________________________________________________

Item 1.	Security and Issuer.

        The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Shares”), of Argo Bancorp, Inc. (the “Issuer”) whose principal executive offices are located at 7600 West 63rd Street, Summit, Illinois 60501.

Item 2.	Identity and Background.

        This statement is filed by DISA Liquidating Co. (the “Company”), a Cayman Islands company, which was formed to receive and hold the remaining assets and liabilities of Deltec International S.A. (“Deltec”) in connection with the plan of complete liquidation and dissolution of Deltec. The Company owns all of the stock of The Deltec Banking Corporation Limited (“DBC”), a Bahamian corporation, a holding company that holds most of the assets formerly owned by Deltec, including the Shares of the Issuer, and accordingly any securities held by DBC may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), to be beneficially owned by the Company. The address of the principal business and offices of the Company and DBC is Deltec House, Lyford Cay, Nassau, Bahamas.

        Appendix I attached hereto sets forth, with respect to each executive officer and director of the Company and DBC, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship. Except where otherwise indicated in Appendix I or as indicated above, the principal business of each organization listed in Appendix I is the provision of financial services.

         During the five years preceding the filing of this statement, neither the Company nor DBC, nor, to the knowledge of the Company, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

         No consideration was paid by the Company to acquire the Shares of the Issuer. On December 13, 2000, Deltec contributed all of its remaining assets and liabilities to the Company in exchange for the stock of the Company, which was distributed to Deltec’s shareholders, and Deltec filed a certificate of dissolution.

Page 3 of 13 Pages

Item 4.	Purpose of Transaction.

         The Shares were acquired by the Company in connection with the dissolution of Deltec, and the Company intends to dispose of the Shares. At the present time the Company has no plans or proposals which relate to or would result in any of the transactions referred to in paragraphs (a) through (j) of Item 4 of Reg. § 240.13d-101 under the Act. The Company filed an application with the Office of Thrift Supervision (“OTS”) and the OTS determined that no control relationship will exist if the Company acquired beneficial ownership of the Shares. A rebuttal agreement, a copy of which is attached as Exhibit 3 hereto, was executed by the OTS on October 31, 2000. Mr. Arthur E. Byrnes, a Senior Managing Member of Deltec Asset Management LLC of New York, New York, is serving on the Board of Directors of the Issuer at the request of DBC. Deltec Asset Management LLC is not an affiliate of the Company.

Item 5.	Interest in Securities of the Issuer.

         As of the date of this statement, the Company beneficially owns, through DBC, 501,224 Shares, or 24.9% of the 2,009,184 Shares that the Issuer reported as outstanding as of November 13, 2000.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Company presently has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer other than the Stock Purchase Agreement, dated as of December 31, 1996, between the Issuer and DBC, pursuant to which DBC made its initial investment in the Issuer, a copy of which is filed as Exhibit 1 hereto, and a Stockholder Agreement, dated as of December 31, 1996, among the Issuer, DBC and John G. Yedinak, a copy of which is filed as Exhibit 2 hereto. The Stockholder Agreement gives DBC the right to nominate one director of the Issuer, permits DBC to acquire additional Shares from the Issuer when it issues or sells additional Shares to third parties so that DBC can maintain 25% ownership and gives DBC certain rights to registration under the Securities Act of 1933 of any Shares it proposes to sell from time to time. The Company does not intend to purchase any additional Shares of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement, dated as of December 31, 1996, between the Issuer and DBC (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D filed by Deltec International S.A. on February 10, 1997).
Exhibit 2	Stockholder Agreement, dated as of December 31, 1996, among the Issuer, DBC and John G. Yedinak (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D filed by Deltec International S.A. on February 10, 1997).

Page 4 of 13 Pages

Exhibit 3	Rebuttal Agreement, signed by the Company, DBC and related parties on October 2, 2000 and by the Regional Director of the OTS on October 31, 2000.

Page 5 of 13 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2000	DISA LIQUIDATING CO.
	By:	/s/ David P. McNaughtan

		Name: Title:	David P. McNaughtan President

Page 6 of 13 Pages

APPENDIX I

DISA LIQUIDATING CO.

Directors and Officers

Name and Position           Principal Occupation   Name and Business Address                Citizenship

Peter Stormonth Darling     Chairman,              Deltec Investment Advisers Limited       British
  Chairman, Director        Deltec Investment      Brettenham House
                            Advisers Limited       1 Lancaster Place
                                                   London  WC2E 7EN England

Maurice M. Dwek             Private Investor       Sodipra S.A.                             British
  Director                                         111, Rue du Rhone
                                                   1204 Geneva, Switzerland

Peter T. Kikis              Private Investor       Kikis Asset Management                   U.S.
  Director                                         720 Fifth Avenue
                                                   New York, New York

David P. McNaughtan         President,             Deltec Investment Advisers Limited       British
  President, Director       Deltec Investment      Brettenham House
                            Advisers Limited       1 Lancaster Place
                                                   London  WC2E 7EN England

Gustavo J. Vollmer, Sr.     Private Investor       Banco Mercantil C.A.                     Venezuelan
  Director                                         Apartado 789
                                                   Caracas 1010, Venezuela

Terry E. Girling            Chief Financial        Deltec International Group               British
  Chief Financial Officer   Officer, Deltec        Deltec House, Lyford Cay
  and Secretary             International Group    P.O. Box N-3229
                                                   Nassau, Bahamas

Page 7 of 13 Pages

THE DELTEC BANKING CORPORATION LIMITED

Directors and Officers

Name and Position           Principal Occupation   Name and Business Address                Citizenship

David P. McNaughtan         President,             Deltec Investment Advisers Limited       British
  Chairman of the Board,    Deltec Investment      Brettenham House
  Director, President,      Advisers Limited       1 Lancaster Place
  Chief Executive Officer                          London  WC2E 7EN England

Penelope Dauphinot          Retired                c/o Deltec International Group           Brazilian
  Deputy Chairman,                                 Deltec House, Lyford Cay
  Director                                         P.O. Box N-3229
                                                   Nassau, Bahamas

Terry E. Girling            Chief Financial        Deltec International Group               British
  Director, Vice President, Officer, Deltec        Deltec House, Lyford Cay
  Controller and Chief      International Group    P.O. Box N-3229
  Operating Officer                                Nassau, Bahamas

Jennifer E. Rahming         Trust Officer, Deltec  Deltec Bank and Trust Limited            Bahamian
  Vice President            Bank and Trust         Deltec House, Lyford Cay
                            Limited                P.O. Box N-3229
                                                   Nassau, Bahamas

Jeffrey A. Williams         Trust Officer, Deltec  Deltec Bank and Trust Limited            Bahamian
                            Bank and Trust         Deltec House, Lyford Cay
                            Limited                P.O. Box N-3229
                                                   Nassau, Bahamas

Gloria Culmer               Trust Officer, Deltec  Deltec Bank and Trust Limited            Bahamian
                            Bank and Trust         Deltec House, Lyford Cay
                            Limited                P.O. Box N-3229
                                                   Nassau, Bahamas

Page 8 of 13 Pages